Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, Suite 405
Vancouver, BC V6T 1Z3

2.	Date of Material Change
June 27, 2013

3.	News Release
June 27, 2013 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. announced adoption of the decision by the European Commission of the transfer of the centrally-approved marketing authorisation (MA) for BRINAVESS™ (vernakalant intravenous) from Merck Sharp & Dohme Limited to Cardiome. The decision marks Cardiome’s assumption of responsibilities as the new marketing authorization holder (MAH) for BRINAVESS™ in the member states of the European Union. Cardiome and Merck will continue to work together until September 15, 2013 to finalize the organizational arrangement for transfer of all responsibilities, including batch release, and operational management of SPECTRUM, the post-approval safety study.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name: Jennifer Archibald
Title: Chief Financial Officer
Phone No.:604-677-6905

9.	Date of Report
June 27, 2013

Per: ____“Jennifer Archibald”____

Jennifer Archibald,

Chief Financial Officer

SCHEDULE “A” – PRESS RELEASE

Cardiome announces the transfer of European marketing authorization from merck

Vancouver, Canada, June 27, 2013 Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced adoption of the decision by the European Commission of the transfer of the centrally-approved marketing authorisation (MA) for BRINAVESS™ (vernakalant intravenous) from Merck Sharp & Dohme Limited to Cardiome. The decision marks Cardiome’s assumption of responsibilities as the new marketing authorization holder (MAH) for BRINAVESS™ in the member states of the European Union. Cardiome and Merck will continue to work together until September 15, 2013 to finalize the organizational arrangement for transfer of all responsibilities, including batch release, and operational management of SPECTRUM, the post-approval safety study.

“The transfer of the European marketing authorization to Cardiome marks an important milestone in the company’s history,” said William Hunter, M.D., Cardiome’s president and CEO. “Cardiome now assumes full control of all key commercialization activities for BRINAVESS™ in the European Union and as of July 1st, will begin realizing the benefit from worldwide product revenues.”

A transfer of marketing authorization is the procedure by which the MA is transferred from the currently approved marketing authorization holder to a new MAH which is a different person/legal entity.1 The MAH is allowed to market medicines and make it available to patients and healthcare professionals throughout the European Union when the product is registered via the centralized procedure.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

References:

1.     http://www.ema.europa.eu/ema/index.jsp?curl=pages/regulation/q_and_a/q_and_a_detail_000045.jsp&mid=WC0b01ac0580023e80, accessed June 26, 2013

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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